July 8, 2009
(Sent via Facsimile and Edgar)
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549
Re:	Ciena Corporation Form 10-K for Fiscal Year Ended October 31, 2008 Filed December 23, 2008; Form 10-Q for the Quarterly Periods ended January 31, 2009 and April 30, 2009 File No. 000-21969
Dear Mr. Spirgel:
I am writing on behalf of Ciena Corporation (the “Company”) regarding the Staff’s comment letter dated June 24, 2009 with respect to the above referenced filings (the “Comment Letter”). As agreed this morning in a phone conversation with Jessica Plowgian of your office, this letter confirms that the Company will submit its response to the Comment Letter no later than July 21, 2009. Please do not hesitate to contact me with any questions at (410) 659-2778. We appreciate your courtesy in this matter.
Sincerely,

/s/ William I. Intner
William I. Intner

cc:	Kyle Moffatt, Accountant Branch Chief
Dean Suehiro, Senior Staff Accountant
James E. Moylan Jr., Senior Vice President and Chief Financial Officer
David M. Rothenstein, Sr. Vice President, General Counsel
Andrew C. Petrik, Vice President and Controller
Erik J. Lichter, Asst. General Counsel
Michael J. Silver, Hogan & Hartson, LLP
Cory J. Starr, PricewaterhouseCoopers LLP
Matthew R. Keffer, PricewaterhouseCoopers LLP